HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

May 3, 2024

VIA EDGAR

Alyssa Wall and Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HWH International Inc.

Registration Statement on Form S-1 filed on April 8, 2024

File No. 333-278560

Dear Ms. Wall and Mr. Field:

On behalf of HWH International Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on April 24, 2024, regarding the Company’s registration statement on Form S-1 filed on April 8, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have filed Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today.

Cover Page

1.	We note that your common stock trades on Nasdaq and that the selling stockholders will be conducting an at-the-market offering. Please revise to disclose the market price of your common stock as of the latest practicable date. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has updated the disclosure on the cover page of the Amendment in accordance with the Staff’s request.

2.	On the prospectus cover page, please disclose the price that the selling stockholders paid for the shares being registered for resale. In the alternate, please describe for what consideration the shares were received.

Response: In response to this comment, the Company advises the Staff that it has updated the disclosure on the cover page of the Amendment in accordance with the Staff’s request.

Risk Factors, page 5

3.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the company’s common stock. To illustrate this risk, disclose the purchase price of the shares being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if applicable, that even though the current trading price is significantly below the SPAC IPO price, the selling stockholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased or received their shares than the public investors.

Response: In response to this comment, the Company advises the Staff that it has updated the disclosure on page 5 of the Amendment in accordance with the Staff’s request.

Incorporation of Certain Information by Reference, page 12

4.	Please revise your prospectus to remove this section and include all of the disclosure required by Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. See General Instruction VII.D.1(a) and (b) to Form S-1.

Response: In response to this comment, the Company advises the Staff that it has updated the disclosure on page 12 of the Amendment in accordance with the Staff’s request.

General

5.	Revise your prospectus to disclose the price that each selling stockholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the price that the selling stockholder acquired their shares, and the price that the public stockholder acquired their shares and warrants. If applicable, disclose that while the selling stockholder may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the shares they purchased due to differences in the purchase prices and the current trading price.

Response: In response to this comment, the Company advises the Staff that it has updated the disclosure on the cover page of the Amendment in accordance with the Staff’s request.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 301-971-3955 or Darrin Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP at 917-848-6325.

Sincerely,

HWH International Inc.

By:	/s/ John Thatch
Chief Executive Officer

cc:	Darrin Ocasio, Esq.

Sichenzia Ross Ference Carmel LLP